IAMGOLD ANNOUNCES SECOND SUCCESSIVE RECORD QUARTERLY EARNINGS

Highlights

■	Net earnings for the second quarter of 2006 were a record $29.8 million or $0.17 per share compared to $2.4 million or $0.02 per share for the second quarter of 2005.

■
Attributable gold production for the quarter was 158,000 ounces at a cash cost, as defined by the Gold Institute (“GI”), of $290/oz, compared to 114,000 ounces and $275/oz respectively for the second quarter of 2005.

■	Operating cash flow for the quarter was $24.3 million, compared to $5.7 million for the second quarter of 2005.

■	Debt of $22.8 million was repaid during the second quarter and the Company is now debt free.

■	Cash, short-term deposits and gold bullion position at June 30, 2006 is $151.3 million with gold at cost and $193.5 million with gold at market value.

■	Average gold spot price for the second quarter in 2006 was $628 per ounce in comparison to $427 per ounce for the same period in 2005.

■	On April 25, 2006, the sale of the majority of the Company’s gold royalties was completed for gross proceeds of $21.9 million.

Consolidated Financial Resources Summary (US$000’s)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net earnings	$29,838	$2,375	$49,689	$10,118
Operating cash flow	$24,276	$5,680	$46,070	$14,213
Net earnings per share
- basic and diluted	$0.17	$0.02	$0.30	$0.07
Operating cash flow per share
- basic and diluted	$0.14	$0.04	$0.28	$0.10
Gold produced (oz) IMG share	157,655	114,334	280,933	220,737
GI cash cost (US$/oz)*	$290	$275	$282	$274
Average gold revenue (US$/oz)	$621	$428	$591	$428
* GI cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation of GAAP.

Conference Call

A conference call to review the Corporation’s second quarter’s results will take place on Friday, August 11, 2006 at 11:00 a.m. EST. Local call-in number: 416-695-5259, N.A. toll-free: 1-877-888-4210 and Australia toll-free: 011-800-4222-8835. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. August 11-18, 2006 by dialing local: 416-695-5275, passcode: 7140 and N.A. toll-free: 1-888-509-0081, passcode: 7140. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position & Results of Operations

(The following report dated August 11, 2006, should be read in conjunction with the Consolidated Financial Statements for June 30, 2006 and related notes thereto which appears elsewhere in this report. All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated.)

Overview

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The financial results and financial position for GGL have been incorporated into the Company’s financial statements, including the results from the Mupane mine in Botswana.

Net earnings for the second quarter of 2006 were $29.8 million or $0.17 per share compared to $2.4 million or $0.02 per share for the second quarter of 2005. Net earnings for the first half of 2006 were $49.7 million or $0.30 per share compared to $10.1 million or $0.07 per share for the first half of 2005. The increase in earnings is mainly a result of higher gold prices, increased production and cost containment at the Sadiola and Yatela mines in Mali and production from the Mupane mine.

Operating cash flow for the second quarter of 2006 was $24.3 million or $0.14 per share compared to $5.7 million or $0.04 per share for the second quarter of 2005. Operating cash flow for the first half of 2006 was $46.1 million or $0.28 per share compared to $14.2 million or $0.10 per share for the first half of 2005. The increase is a result of higher gold prices, improved performance at the Sadiola and Yatela operations and dividend distributions received from the Tarkwa and Damang operations of $4.7 million and $8.5 million for the second quarter and year-to-date respectively. In addition, loan repayments of $4.2 million and $12.5 million were received from Tarkwa in the second quarter and year-to-date. These loan repayments are classified as cash flows from investing activities.

Summarized Financial Results
(in $000’s except where noted)

	2006		2005				2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Net earnings	29,838	19,851	6,178	4,198	2,375	7,743	2,897	908
Net earnings per share
- basic and diluted	0.17	0.13	0.04	0.03	0.02	0.05	0.02	0.01
Operating cash flow (deficiency)	24,276	21,794	18,002	1,828	5,680	8,533	(4,713)	18,886
Operating cash flow (deficiency) per share
- basic and diluted	0.14	0.14	0.12	0.01	0.04	0.06	(0.03)	0.13
Cash, short-term deposits and gold bullion
(at cost)	151,275	133,323	94,374	90,799	88,572	84,361	85,436	93,017
(at market)	193,493	170,864	121,673	112,204	104,626	98,998	101,260	105,920
Gold produced (000 oz - IMG share)	158	123	117	109	114	106	119	99
Weighted average GI cash cost
($/oz - IMG share)*	290	271	276	281	275	273	253	255
Gold spot price ($/oz)**	628	554	485	439	427	427	434	401
* Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliations to GAAP.
** Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

	2006		2005
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	52	42	43	44	43	38
Yatela - 40%	40	33	31	21	23	23
Tarkwa - 18.9%	33	36	32	33	37	35
Damang - 18.9%	11	12	11	11	11	10
Mupane - 100%	22
Total production	158	123	117	109	114	106
Total cash cost ($/oz - IMG share)*	315	294	304	299	292	283
GI cash cost ($/oz - IMG share)*	290	271	276	281	275	273
* Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production at the five operating mines was 39% ahead of production from the second quarter of 2005 and 28% above the first quarter of 2006. This increase is mainly as a result of the addition of the Mupane mine and excellent performance at both the Sadiola and Yatela mines.

IAMGOLD’s attributable share of gold production in 2006 from the above five operating mines is forecast at 560,000 ounces for the full year, with an estimated total Gold Institute cash cost per ounce of $295 per ounce for the year, including Mupane from April 1, 2006.

Results of Operations

Mining Interests
	Three Months Ended		Six Months Ended
($000's)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Gold revenue	$70,528	$27,265	$113,279	$54,495
Mining costs	29,100	18,921	49,722	37,373
Depreciation and depletion	11,644	4,894	17,749	9,621
Earnings from mining interests	$29,784	$3,450	$45,808	$7,501

Mining interests includes the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines and the financial position and results of operations from the 100% owned Mupane mine from April 1, 2006.

The Company’s share of gold revenue in 2006 was 159% higher than the second quarter of 2005 and 108% higher on a year-to-date basis due to a 47% and 38% increase in gold price and a 73% and 49% increase in production for the respective periods in 2005. The increased production of 19% and 10% for the respective periods is a result of the acquisition of the Mupane mine and increased production at Sadiola and Yatela. The average gold revenue for the three mines was $620 per ounce in the second quarter of 2006 and $593 per ounce year-to-date compared to $428 per ounce in both the second quarter 2005 and year-to-date 2005. Average gold spot price for the second quarter in 2006 was $628 per ounce and $590 per ounce year-to-date in comparison to $427 per ounce for the same periods in 2005.

The Company’s mining costs of $29.1 million and $49.7 million in the second quarter of 2006 and year-to-date were 54% and 33% higher than the respective periods in 2005 as a result of the increased production and the addition of Mupane. Consolidated Gold Institute cash costs declined to $270 per ounce in the second quarter of 2006 and $260 per ounce year-to-date versus $276 per ounce and $278 per ounce for the same periods in 2005.

In December 2005, an audit assessment was received from the Department of Taxation in Mali for additional taxes and duties relating to the years 2003 and 2004 for the Sadiola and Yatela mines. Mine management and the joint venture partners disputed the claims but made a provision of $2.2 million (IAMGOLD share $0.9 million) for settlement of the claims in the year end 2005 accounts. An additional amount of $4.7 million (IAMGOLD share $1.8 million) for full settlement of the claim was recorded in the first quarter of 2006. Settlement of the claim was made in the second quarter.

Sadiola Mine (IAMGOLD interest—38%)
Summarized Results
100% Basis
	2006		2005
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	5,900	5,020	5,300	3,820	5,710	4,600
Ore milled (000t)	1,210	1,110	1,320	1,360	1,170	1,180
Head grade (g/t)	4.2	3.5	3.0	2.9	3.7	3.4
Recovery (%)	85	88	88	92	82	80
Gold production - 100% (000 oz)	136	111	112	116	113	101
Gold sales - 100% (000 oz)	131	111	116	117	110	102
Gold revenue ($/oz)*	628	553	485	439	427	429
Direct cash costs ($/oz)**	258	285	298	244	282	295
Production taxes ($/oz)**	36	33	30	26	25	26
Total cash costs ($/oz)**	294	318	328	270	307	321
Stockpile adjustments ($/oz)**	(37)	(45)	(39)	(26)	(46)	(33)
GI cash cost ($/oz)**	257	273	289	244	261	288
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Tonnages mined for the second quarter were 18% and 3% higher than achieved in the first quarter of 2006 and second quarter of 2005 as a result of higher stripping ratios and increased mining prior to the rainy season. The head grade of the ore provided to the mill was 20% and 14% higher than the first quarter of 2006 and second quarter of 2005 respectively due to a higher proportion of sulphide ore being processed. Sulphide feed to the mill constituted approximately 51% of the total feed at an average head grade of 5.1 g/t.

Direct cash costs, at $35.1 million, were higher than the $31.6 million recorded during the first quarter of 2006 and the $29.6 million during the second quarter of 2005 due to the higher level of tonnes mined. Per ounce cash costs were lower in the second quarter of 2006 at $257, primarily due to higher production and stable costs.

Metallurgical test work continued during the quarter on developing the optimal method for milling the deep sulphide ores. Also during the quarter, a $2.7 million expenditure was approved to increase the drilling density on the bands of footwall ore in the deep sulphides to convert ounces currently in the inferred category to the indicated category.

Additions to capital assets at Sadiola amounted to $2.6 million for the second quarter of 2006 and $4.0 million year-to-date. $0.9 million of the year-to-date amount was spent on the purchase of mining equipment, $0.8 million for the 115 house extension of the mine village and the remainder was spent on a variety of smaller capital projects. Exploration expenditures for the second quarter amounted to $0.4 million and $1.0 million year-to-date, of which $0.5 million was capitalized.

Profit distributions of $32.5 million and $42.5 million were made by Sadiola during the quarter and year-to-date, with IAMGOLD’s share being $12.4 million and $16.2 million for the respective periods. Operating cash flow at Sadiola was $26.3 million and $46.7 million for the second quarter of 2006 and year-to-date.

Yatela Mine (IAMGOLD interest—38%)
Summarized Results
100% Basis

	2006		2005
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,220	3,030	3,170	2,780	4,250	4,200
Ore stacked (000t)	810	820	820	720	800	810
Head grade (g/t)	4.9	4.5	4.0	2.8	2.5	2.6
Gold stacked (oz)	128	119	105	65	64	68
Gold production - 100% (000 oz)	100	82	78	54	57	58
Gold sales - 100% (000 oz)	100	87	80	48	55	62
Gold revenue ($/oz)*	627	555	487	438	428	428
Direct cash costs ($/oz)**	200	200	226	328	283	248
Production taxes ($/oz)**	38	36	31	24	26	29
Total cash costs ($/oz)**	238	236	257	352	309	277
Cash cost adjustments ($/oz)**	(21)	(29)	(36)	(52)	(3)	(9)
GI cash cost ($/oz)**	217	207	221	300	306	268
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the second quarter of 2006 was 22% and 75% higher than production in the first quarter of 2006 and second quarter of 2005. Gold production for 2006 has been positively impacted by higher grades as mining has progressed to the higher grade portion of the orebody. Tonnes mined were 6% higher than the first quarter of 2006 due to increased mining for the pit cut back and 24% lower than the second quarter of 2005 due to less waste stripping, and access restrictions at the pit bottom.

Direct cash costs for the quarter were $19.9 million, which is higher than the $16.4 million recorded in the first quarter of 2006 and the $16.0 million in the second quarter of 2005. This increase is primarily a result of the increase in production and an increase in revenue-based costs. Gold Institute cash costs of $217 per ounce were 5% higher than the first quarter of 2006 and 30% lower than the second quarter of 2005 as a result of good performance on all fronts.

A pit cutback and deepening of the Yatela pit was approved in the first quarter and stripping commenced in May. The ultimate depth of the pit has not yet been finalized and is dependent upon the forecast price of gold for the remaining mine life. Current scenarios being analyzed have a projected mine life to 2009 and 2010.

Capital expenditures at Yatela totaled $0.4 million for the second quarter of 2006 and year-to-date.

During the quarter, Yatela settled the shareholder loans and made loan repayments of $26.0 million for the second quarter and $53.5 million year-to-date, with IAMGOLD’s share being $9.6 million and $19.4 million year-to-date. The Yatela operations are now debt free. Dividend distributions are expected to begin in the third quarter of this year. Operating cash flow at Yatela was $43.1 million and $66.6 million for the second quarter of 2006 and year-to-date. Effective July 4, 2006 Yatela will be subject to income tax at a rate of 35% upon expiry of the five year income tax-free period.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

2006
2nd Qtr
Tonnes mined (000t)	2,190
Ore milled (000t)	240
Head grade (g/t)	3.3
Recovery (oz)	87
Gold production - 100% (000 oz)	22
Gold sales - 100% (000 oz)	24
Gold revenue ($/oz)*	591
Direct cash costs ($/oz)**	401
Production taxes ($/oz)**	30
Total cash costs ($/oz)**	431
Stockpile adjustments ($/oz)**	(36)
GI cash cost ($/oz)**	395
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Mupane was acquired on March 22, 2006 with the acquisition of GGL. The financial results of Mupane have been incorporated into the Company’s financial results from March 31, 2006.

On acquisition, the Company acquired forward sales contracts and gold call options and recorded liabilities relating to these contracts as follows:

Year	Forward Sales oz	Average Forward Price (US$)	Liability (US$M)	Call Options (oz)	Average Price (US$)	Liability (US$M)

2006 (9 months)	58,332	402	11.3	-	-	-
2007	77,776	402	16.4	14,750	375	3.6
2008	77,776	402	17.9	-	-	-
2009	43,888	407	10.5	-	-	-
Total	257,772	403	56.1	14,750	375	3.6

The forward sales contracts are accounted for as normal purchase and sales whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the second quarter, 19,444 ounces of gold were delivered under forward sales contracts.

Gold revenue for the second quarter was $14.4 million and is comprised of the following:

Forward sales contracts	$7,823
Spot sales	2,851
Forward sales liability amortization	3,677
$14,351

During the second quarter, the company repurchased the call options for $3.4 million and extinguished the $3.6 million call option liability resulting in a gain of $0.2 million.

Mining in the second quarter focused on the Tau and Tholo pits. Mainly fresh sulphide ore was processed during the quarter.

Direct cash costs were $8.9 million and Gold Institute cash costs were $395 per ounce. All waste stripping is expensed at Mupane. Costs were higher in the second quarter due to increased reagent consumption associated with the processing of the fresh sulphide ore. Mining costs have also increased due to the higher cost associated with mining the fresh rock.

Project initiatives include the installation of a liquid oxygen plant in July and additional oxygen capacity in the fourth quarter. A new ball mill pinion and changes to the flotation circuit will take place in the third quarter.

Capital expenditures were $0.7 million for the second quarter of 2006. These expenditures include $0.4 million for the purchase of the oxygen plant with the remainder spent on smaller capital projects.

Operating cash flow at Mupane for the second quarter was $3.7 million.

During the quarter, bank debt of $16.3 million was repaid.

Working Interests
	Three Months Ended		Six Months Ended

($000's)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Tarkwa	$5,963	$3,372	$13,148	$8,650
Damang	2,049	163	3,665	607
Earnings from working interests	$8,012	$3,535	$16,813	$9,257

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings from working interests increased 127% in the second quarter and 82% on a year-to-date basis over the same periods in 2005 mainly as a result of higher gold prices and a lower effective tax rate. This improvement is offset by an increase in cash costs at both mines. Year-to-date costs for 2006 and 2005 include a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $1.9 million and $2.1 million (IMG share), respectively as a result of a general reduction of effective tax rates in Ghana from 29% to 25% in 2006 and 35% to 29% in 2005. Production at the mines was stable relative to the comparative periods in 2005.

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings are $2.0 million and $4.3 million for the second quarter of 2006 and year-to-date and $2.4 million and $5.0 million for the same periods in 2005.

Tarkwa Mine (IAMGOLD interest—18.9%)
Summarized Results
100% Basis
	2006		2005
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	22,090	23,850	22,410	24,060	21,870	21,120
Tonnes mined (000t)
- Pre-stripping	1,330	3,190	-	-	-	-

Heap Leach:
Ore crushed (000t)	4,260	4,370	4,030	4,140	4,220	4,060
Head grade (g/t)	1.2	1.2	1.2	1.2	1.3	1.2
Gold stacked (000 oz)	159	161	158	157	175	150
Recovery (%)	75	75	77	76	77	80
Gold production (000 oz)	120	120	111	120	136	126

CIL:
Ore milled (000t)	1,110	1,300	1,130	1,140	1,180	1,160
Head grade (g/t)	1.7	1.7	1.6	1.5	1.7	1.8
Recovery (oz)	97	97	98	97	98	97
Gold production (000 oz)	56	72	56	54	63	59
Total gold production & sales - 100% (000 oz)	176	192	167	174	199	185

Gold revenue ($/oz)*	626	552	482	437	429	428
Direct cash costs ($/oz)**	328	289	297	280	237	223
Production taxes ($/oz)**	19	17	14	13	13	13
Total cash costs ($/oz)**	347	306	311	293	250	236
Gold-in-process adjustments ($/oz)**	(8)	(2)	(16)	(3)	4	2
GI cash cost ($/oz)**	339	304	295	290	254	238
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the second quarter of 2006 was 8% and 13% lower than production in the first quarter of 2006 and second quarter of 2005 respectively. Tonnes mined remain at relatively high levels despite an increase in fleet downtime and heavy rainfall during the quarter. The decrease in gold production is a result of reduced feed to the mill. The reduction is primarily a function of a shortfall in the availability of hard ores to optimize the performance of the SAG mill. Pre-stripping at the Teberebie pit began earlier in 2006 in order to release sufficient ore, including hard ores, for the mill. This additional stripping is being capitalized.

Direct cash costs for the quarter were $57.8 million, which were higher than the $55.6 million and $47.1 million recorded in the first quarter of 2006 and the second quarter of 2005 as a result of higher fuel, cement and cyanide prices and an increase in maintenance costs for the mining fleet. Much of the mining fleet is of an age to incur maximum contracted maintenance rates. Gold Institute cash costs of $339 per ounce were 12% higher than the first quarter of 2006 and 33% higher than the second quarter of 2005.

Capital expenditures were $13.1 million and $29.1 million during the second quarter of 2006 and year-to-date. $5.1 million of the year-to-date amount was spent on leach pad expansion, $4.9 million was spent on the Teberebie pre-stripping, $5.7 million was spent on the mining fleet and the remaining was spent on other smaller capital projects.

Tarkwa made cash distributions of $35.0 million and $80.0 million for the second quarter of 2006 and year-to-date, with IAMGOLD’s share being $6.1 million and $16.3 million for the respective periods. $3.8 million of the year-to-date amount received is classified as a dividend, which is included in the Company’s operating cash flow and the remaining $12.5 million is classified as a loan repayment, which is classified as an investing activity. Cash balances at Tarkwa as at June 30, 2006 were $35.8 million. Further cash distributions will be dependant on a decision on the mill expansion.

Damang Mine (IAMGOLD interest—18.9%)
Summarized Results
100% Basis

	2006		2005
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	4,260	4,180	3,890	3,730	3,810	3,120
Tonnes mined (000t)
- Pit cut back	2,430	2,570	1,990	1,550
Ore milled (000t)	1,300	1,380	1,320	1,330	1,260	1,260
Head grade (g/t)	1.4	1.5	1.5	1.5	1.5	1.4
Recovery (%)	93	93	93	93	92	91
Gold production & sales
- 100%(000 oz)	56	62	60	57	58	54
Gold revenue ($/oz)*	628	550	481	438	428	429
Direct cash costs ($/oz)**	342	317	305	322	330	302
Production taxes ($/oz)**	19	17	14	13	13	13
Total cash costs ($/oz)**	361	334	319	335	343	315
Gold-in-process adjustments
($/oz)**	(11)	11	11	36	0	36
GI cash cost ($/oz)**	350	345	330	371	343	345
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the second quarter of 2006 was 10% and 3% lower than production in the first quarter of 2006 and second quarter of 2005. The decrease in production is a result of lower throughput and grade. Tonnes mined continue to increase as a result of increased waste mined.

The primary source of ore for the quarter was from the Tomento satellite mine as the Amoanda pit nears depletion. As the main pit cut back progresses, more ore will be sourced from this area. The satellite Rex pit is also being readied for production.

Direct cash costs for the quarter were $19.1 million, which is comparable to the first quarter of 2006 and second quarter of 2005. Gold Institute cash costs were $350 per ounce in the second quarter of 2006 which has increased slightly from the first quarter of 2006 and the second quarter of 2005.

Capital expenditures were $8.3 million for the second quarter of 2006 and $16.4 million year-to-date. $12.1 million of the year-to-date amount was spent on the pit cut back and the remainder was spent on a variety of small capital projects.

Damang made profit distributions of $10.0 million and $25.0 million for the second quarter of 2006 and year-to-date, with IAMGOLD’s share being $2.8 million and $4.7 million for the respective periods and has been included in the Company’s operating cash flow. Cash balances at Damang as of June 30, 2006 were $18.9 million.

Royalty Interests

	Three Months Ended		Six Months Ended
($000's)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Gold Royalties
Revenue	$166	$817	$83	$1,523
Amortization	37	544	(24)	898
Diamond Royalties
Revenue	1,261	1,457	3,074	3,014
Amortization	696	782	1,655	1,600
Earnings from Royalty Interests	$694	$948	$1,526	$2,049

On April 25, 2006, the Company sold the majority of its gold royalty interests for consideration of $21.9 million. Per the sale agreement, all royalty revenues accruing from the beginning of the year were for the benefit of the purchaser. As a result, earnings from royalty interests in the second quarter of 2006 are approximately 26% lower than the second quarter of 2005 and 26% on a year-to-date basis. On completion of the sale, the book value of the Company’s royalty interests were reduced by $7.8 million and goodwill was reduced by $12.9 million.

The Company continues to receive royalty revenue from the Diavik diamond mine in Canada and the Magistral gold mine in Mexico.

Corporate Administration and Exploration

Corporate administration of $3.7 million for the second quarter of 2006 and $6.3 million year-to-date is higher than the $1.7 million for the second quarter of 2005 and $3.7 million year-to-date due to general increases in costs and expenditures and the addition of a satellite office in Perth, Australia.

Exploration expenditures of $5.6 million in the second quarter of 2006 and $7.8 million year-to-date were higher than the $3.5 million expended in the second quarter of 2005 and the $4.6 million year-to-date for 2005. The increase is mainly a result of increased activities due to the acquisition of GGL. Certain development expenditures relating to the Quimsacocha project in Ecuador, the Buckreef project in Tanzania and the Mupane mine and surrounding area in Botswana are being capitalized and constitute $4.1 million of the year-to-date total. The exploration budget for the second half of 2006 is $16.1 million with $6.7 million being capitalized.

Cash Flow

Operating cash flow was $24.3 million for the second quarter of 2006 and $46.1 million year-to-date compared to $5.7 million and $14.2 million for the same periods in 2005. The increase in operating cash flow is a result of improved performances at the Sadiola and Yatela operations, increased gold prices, increased dividend distributions from the Tarkwa and Damang operations and the addition of operating activities resulting from the acquisition of GGL.

Financing cash flow was negative $22.3 million in the second quarter of 2006 and negative $25.6 million year-to-date compared to $0.7 million and negative $5.4 million for the respective periods in 2005. The change is mainly a result of debt repayments relating to the Mupane $16.3 million and Yatela of $6.6 million and the purchase of Mupane call options of $3.4 million.

Investing cash flow was negative $0.4 million in the second quarter of 2006 and $4.7 million year-to-date compared to negative $2.3 million and negative $6.0 million for the respective periods in 2005. The increase in cash flow is mainly a result of loan repayments received from Tarkwa of $4.2 million during the quarter and $12.5 million year-to-date. In respect of investing activities at the Sadiola, Yatela and Mupane operations, $1.9 million was expended during the second quarter of 2006 and $2.5 million year-to-date.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ million):
	June 30, 2006	December 31, 2005
Working Capital	$146.0	$114.5
Current Ratio	4.0	5.0

Cash and Short-Term Deposits

Consolidated cash and short-term deposit balances totaled $102.3 million at June 30, 2006 compared to $61.4 million at year-end 2005, and can be segmented as follows (in $ millions):
	June 30, 2006	December 31, 2005
Corporate cash and short-term deposits	$90.9	$53.4
Joint venture cash	11.4	8.0
Total	102.3	61.4

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $6.8 million and $3.6 million respectively as at June 30, 2006 and $8.6 million and $7.7 million respectively as at December 31, 2005.

Corporate cash and short-term deposits increased by $16.7 million in the second quarter of 2006 and $37.5 million year-to-date compared to an increase of $9.9 million and $3.3 million in the same periods of 2005. Cash flows that determined these changes are shown below (in $ millions):

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Inflows
Yatela cash receipts	$9.8	$3.3	$19.4	$3.3
Tarkwa cash receipts	6.1	4.7	16.3	4.7
Sadiola cash receipts	12.4	4.2	16.2	4.2
Cash proceeds from sale of gold royalties	13.9	–	13.9	–
Share issuances, net of share issue costs	0.9	2.4	9.4	3.5
Damang cash receipts	2.8	–	4.7	–
Royalties received, net of withholding taxes and gold bullion receipts	1.3	2	3	3.8
Interest income	0.3	0.2	1.2	0.4
Foreign exchange gain on cash balances	0.8	–	0.6	–
	$48.3	$16.8	$84.7	$19.9
Outflows
Repayment of Mupane loan	$16.3	$–	$16.3	$–
Dividends	–	–	8.9	–
Exploration, development and exploration administration	5.6	3.5	7.8	4.6
Corporate administration and taxes	2.8	1.9	5.1	3.5
Gallery Gold acquisition transaction costs, net of cash acquired	1.1	–	3.2	–
Purchase of call options	3.4	–	3.4	–
Working capital and other	1.3	1.5	1.4	1.2
Mupane mining assets	0.7	–	0.7	–
Other assets	0.4	–	0.4	–
	$31.6	$6.9	$47.2	$16.6
Net inflow (outflow)	$16.7	$9.9	$37.5	$3.3

The impact on corporate cash balances resulting from the acquisition of GGL is as follows (in $millions):

Cash balance acquired	$0.9
Purchase of Gallery options	(2.5)
Transaction costs	(1.6)
$(3.2)
In addition, the Company paid $0.7 million in 2005 for transaction costs in respect of the acquisition of GGL.

Gold Bullion

At June 30, 2006, the accumulated gold bullion balance was 148,625 ounces at an average cost of $329 per ounce for a total cost of $48.9 million. The market value of the bullion was $91.2 million using a June 30, 2006 gold price of $614 per ounce.

Contractual Obligations

During the six month period ended June 30, 2006, the following changes occurred to the Company’s contractual commitments.

i)	The long-term debt of $6.9 million was repaid, and

ii)	On acquisition of Gallery Gold in the first quarter, the Company assumed $16.3 million of third party loans, all of which were repaid during the second quarter.

● ● ● ●

Some of the disclosures included in this interim report for the second quarter of 2006 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstance, future performances may differ materially from projections.

As at August 10, 2006, the number of shares issued and outstanding of the Corporation was 175.8 million.

For further information contact:

Joseph F. Conway		Grant A. Edey
President & Chief Executive Officer		Chief Financial Officer
Tel: 416-360-4710	North America Toll-Free: 1-888-IMG-999	Fax: 416-360-4750
Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through CCN Matthews’ website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2006			2005
	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings from mining operations:
100% owned mine:
Mupane	$871	$-	$-	$-	$-	$-
Joint ventures:
Sadiola	10,545	4,463	$1,846	$3,328	$1,632	$1,427
Yatela	13,695	8,543	3,893	1,521	965	1,874
Working interests:
Tarkwa	5,963	7,185	2,828	2,259	3,371	5,278
Damang	2,049	1,616	831	292	164	444
As per segmented information
note to financial statements	$33,123	$21,807	$9,398	$7,400	$6,132	$9,023
Mupane (100%)
Gold revenue	$14,351
Mining costs:
Total cash costs	(9,602)
Stockpile movement	801
Gold Institute cash costs	(8,801)	-	-	-	-	-
Change in bullion inventory	(678)
Exploration expensed	(60)
Foreign exchange, interest and other	(110)
Other non-cash adjustments	-
	(848)	-	-	-	-	-
Mining costs	(9,649)	-	-	-	-	-
	4,702	-	-	-	-	-
Depreciation	(4,243)
Income taxes	412
Net earnings from Mupane	$871	$-	$-	$-	$-	$-
Gold production - 100% (000 oz)	22
Total cash costs per ounce ($/oz)	$431
Gold Institute cash costs per
ounce ($/oz)	$395

(in $000's except where noted)	2006			2005
	Q2	Q1	Q4	Q3	Q2	Q1
Sadiola (38% proportionate share):
Gold revenue	$31,143	$23,361	$21,377	$19,464	$17,855	$16,597
Mining costs:
Total cash costs	(15,212)	(13,442)	(13,963)	(11,917)	(13,202)	(12,259)
Stockpile movement	1,946	1,897	1,686	1,135	1,987	1,273
Gold Institute cash costs	(13,266)	(11,545)	(12,277)	(10,782)	(11,215)	(10,986)
Change in bullion inventory	299	21	(242)	(20)	147	(38)
Exploration expensed	(53)	(145)	(50)	(75)	(181)	(62)
Foreign exchange, interest and other	439	(1,456)	(3,797)	(313)	(1,157)	(774)
Other non-cash adjustments	24	25	133	132	131	340
	709	(1,555)	(3,956)	(276)	(1,060)	(534)
Mining costs	(12,557)	(13,100)	(16,233)	(11,058)	(12,275)	(11,520)
	18,586	10,261	5,144	8,406	5,580	5,077
Depreciation	(3,113)	(2,521)	(3,283)	(3,312)	(3,094)	(2,900)
Income taxes	(4,928)	(3,277)	(15)	(1,766)	(854)	(750)
Net earnings from Sadiola	$10,545	$4,463	$1,846	$3,328	$1,632	$1,427
Gold production - 100% (000 oz)	136	111	112	116	113	101
Gold production - 38% (000 oz)	52	42	43	44	43	38
Total cash costs per ounce ($/oz)	$295	$318	$328	$270	$307	$321
Gold Institute cash costs per
ounce ($/oz)	$257	$273	$289	$244	$261	$288

Yatela (40% proportionate share):
Gold revenue	$25,034	$19,390	$15,617	$8,440	$9,410	$10,633
Mining costs:
Total cash costs	(9,487)	(7,775)	(8,032)	(7,541)	(6,998)	(6,374)
Cash cost adjustments:
Stockpile movement	835	1,175	(144)	(1,879)	(1,741)	(429)
Deferred stripping	(1,174)	(939)	1,538	3,199	1,766	249
Gold in process	1,163	738	(273)	(194)	49	382
	824	974	1,121	1,126	75	202
Gold Institute cash costs	(8,663)	(6,801)	(6,911)	(6,415)	(6,924)	(6,172)
Change in bullion inventory	-	(531)	(471)	747	255	(611)
Exploration expensed	(3)	(8)	-	-	-	-
Foreign exchange, interest and other	1,582	(358)	(1,528)	152	(129)	(130)
Other non-cash adjustments	190	176	98	75	153	(19)
	1,769	(721)	(1,901)	974	279	(760)
Mining costs	(6,894)	(7,522)	(8,812)	(5,441)	(6,645)	(6,932)
	18,140	11,868	6,805	2,999	2,765	3,701
Depreciation	(4,288)	(3,584)	(2,912)	(1,478)	(1,800)	(1,827)
Income taxes	(157)	259	-	-	-	-
Net earnings (loss) from Yatela	$13,695	$8,543	$3,893	$1,521	$965	$1,874
Gold production - 100% (000 oz)	100	82	78	54	57	58
Gold production - 40% (000 oz)	40	33	31	21	23	23
Total cash costs per ounce ($/oz)	$238	$236	$257	$352	$309	$277
Gold Institute cash costs per
ounce ($/oz)	$217	$207	$221	$300	$306	$268

(in $000's except where noted)	2006			2005
	Q2	Q1	Q4	Q3	Q2	Q1
Tarkwa (18.9% proportionate share):
Gold revenue	$20,835	$20,079	$15,188	$14,387	$16,154	$14,954
Mining costs:
Total cash costs	(11,555)	(11,110)	(9,801)	(9,654)	(9,384)	(8,252)
Gold in process	280	65	524	102	(183)	(77)
Gold Institute cash costs	(11,275)	(11,045)	(9,277)	(9,552)	(9,567)	(8,329)
Interest income (expense)	40	(33)	(119)	248	136	130
Mining costs	(11,235)	(11,078)	(9,396)	(9,304)	(9,431)	(8,199)
	9,600	9,001	5,792	5,083	6,723	6,755
Depreciation	(1,776)	(1,984)	(1,756)	(1,837)	(1,898)	(2,201)
Income taxes	(1,861)	168	(1,208)	(987)	(1,454)	724
Net earnings from Tarkwa	$5,963	$7,185	$2,828	$2,259	$3,371	$5,278
Gold production - 100% (000 oz)	176	192	167	174	199	185
Gold production - 18.9% (000 oz)	33	36	32	33	37	35
Total cash costs per ounce ($/oz)	$347	$305	$311	$293	$249	$236
Gold Institute cash costs per
ounce ($/oz)	$339	$304	$295	$290	$254	$238

Damang (18.9% proportionate share):
Gold revenue	$6,611	$6,447	$5,474	$4,733	$4,713	$4,367
Mining costs:
Total cash costs	(3,805)	(3,916)	(3,631)	(3,620)	(3,778)	(3,209)
Gold in process	115	(128)	(123)	(388)	(4)	(311)
Gold Institute cash costs	(3,690)	(4,044)	(3,754)	(4,008)	(3,782)	(3,520)
Exploration expensed	(101)	(57)	(107)	(119)	(63)	(74)
Interest income (expense)	146	19	(129)	138	110	48
Mining costs	(3,645)	(4,082)	(3,990)	(3,989)	(3,735)	(3,546)
	2,966	2,365	1,484	744	978	821
Depreciation	(268)	(278)	(250)	(295)	(481)	(381)
Income taxes	(649)	(471)	(403)	(157)	(333)	4
Net earnings from Damang	$2,049	$1,616	$831	$292	$164	$444
Gold production - 100% (000 oz)	56	62	60	57	58	54
Gold production - 18.9% (000 oz)	11	12	11	11	11	10
Total cash costs per ounce ($/oz)	$361	$334	$319	$335	$343	$315
Gold Institute cash costs per
ounce ($/oz)	$350	$345	$330	$371	$343	$345

Total mining operations:
Gold revenue	$97,974	$69,277	$57,656	$47,024	$48,132	$46,551
Mining costs:
Total cash costs	(49,661)	(36,243)	(35,427)	(32,732)	(33,362)	(30,094)
Total cash adjustments	3,966	2,808	3,208	1,975	1,874	1,087
Gold Institute cash costs	(45,695)	(33,435)	(32,219)	(30,757)	(31,488)	(29,007)
Other adjustments	1,715	(2,347)	(6,212)	965	(598)	(1,190)
Mining costs	(43,980)	(35,782)	(38,431)	(29,792)	(32,086)	(30,197)
	53,994	33,495	19,225	17,232	16,046	16,354
Depreciation	(13,688)	(8,367)	(8,201)	(6,922)	(7,273)	(7,309)
Income taxes	(7,183)	(3,321)	(1,626)	(2,910)	(2,641)	(22)
Net earnings from all mines	$33,123	$21,807	$9,398	$7,400	$6,132	$9,023
Attributable production (000 oz)	158	123	117	109	114	106
Weighted average Total cash
costs per ounce ($/oz)	$315	$294	$304	$299	$292	$283
Weighted average Gold Institute
cash costs per ounce ($/oz)	$290	$271	$276	$281	$275	$273

Consolidated Statements of Earnings and Retained Earnings
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2006

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue:
Gold sales	$70,528	$27,265	$113,279	$54,495
Royalties	1,427	2,274	3,157	4,537
	71,955	29,539	116,436	59,032

Expenses:
Mining costs	29,100	18,921	49,722	37,373
Depreciation and depletion	11,644	4,894	17,749	9,621
Amortization of royalty interests	733	1,326	1,631	2,488
	41,477	25,141	69,102	49,482
	30,478	4,398	47,334	9,550
Earnings from working interests	8,012	3,535	16,813	9,257
	38,490	7,933	64,147	18,807
Other expenses (income):
Corporate administration	3,700	1,715	6,346	3,669
Exploration	2,425	3,489	3,714	4,646
Foreign exchange	(194)	(194)	(20)	(350)
Investment income	(1,843)	(118)	(2,295)	(209)
	4,088	4,892	7,745	7,756
Earnings before income taxes	34,402	3,041	56,402	11,051
Income taxes (recovery):
Current	4,991	1,186	8,120	2,122
Future	(427)	(520)	(1,407)	(1,189)
	4,564	666	6,713	933
Net earnings	29,838	2,375	49,689	10,118
Retained earnings, beginning of period	73,872	50,140	54,021	42,397
Retained earnings, end of period	$103,710	$52,515	$103,710	$52,515

Number of common shares (000's)
Average outstanding during period	175,693	146,482	163,848	146,075
Outstanding at end of period	175,804	146,796	175,804	146,796

Net earnings per share (basic and diluted)	$0.17	$0.02	$0.30	$0.07

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet
(unaudited)
(United States Dollars in 000’s, except per share data)

As at June 30, 2006

	As at	As at
	June 30, 2006	December 31, 2005

ASSETS

Current assets:
Cash and cash equivalents (note 3)	$70,653	$45,534
Short term deposits	31,658	15,823
Gold bullion
(market value $91,182; Dec. 31, 2005 - $76,139) (note 4)	48,964	48,840
Accounts receivable and other	24,681	20,267
Inventories	18,662	12,825
	194,618	143,289
Ore stockpiles	34,180	17,941
Long-term receivables	16,073	13,600
Working interests	88,520	92,762
Royalty interests	42,067	51,482
Mining interests	189,199	70,716
Development	101,650	962
Other assets	10,719	3,347
Goodwill	133,922	74,886
	$810,948	$468,985

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$32,903	$19,892
Current portion of forward sales liability	15,675	-
Dividends payable	-	8,870
	48,578	28,762
Long-term liabilities:
Long-term portion of loans payable (note 5)	-	6,924
Future income tax liability	46,307	14,791
Asset retirement obligations	10,285	7,506
Long-term portion of forward sales liability	36,755	-
	93,347	29,221
Shareholders' equity:
Common shares (Issued: 175,804,000 shares) (note 6(a))	560,666	352,606
Stock-based compensation (note 6(b))	4,955	4,671
Share purchase loans	(308)	(296)
Retained earnings	103,710	54,021
	669,023	411,002
	$810,948	$468,985

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2006

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Operating activities:
Net income	$29,838	$2,375	$49,689	$10,118
Items not affecting cash:
Earnings from working interests, net of dividends	(5,379)	1,190	(8,308)	(4,532)
Depreciation, depletion and amortization	12,506	6,233	19,543	12,138
Amortization of forward sales liability	(3,677)	-	(3,677)	-
Future income taxes	(427)	(520)	(1,407)	(1,189)
Stock-based compensation	848	209	1,344	398
Gain on sale of royalties and repurchase of call options	(1,352)	-	(1,352)	-
Unrealized foreign exchange losses (gains)	562	(225)	731	(332)
Change in non-cash operating working capital
Current	(5,838)	(3,516)	(123)	(1,506)
Long-term	(2,805)	(66)	(10,370)	(882)
	24,276	5,680	46,070	14,213
Financing activities:
Issue of common shares, net of issue costs	894	2,371	9,431	3,537
Dividends paid	-	-	(8,870)	(7,276)
Repayments of non-recourse loans	(3,603)	(1,703)	(6,578)	(1,707)
Repayments of loans payable	(16,252)	-	(16,252)	-
Repurchase of call options	(3,363)	-	(3,363)	-
	(22,324)	668	(25,632)	(5,446)
Investing activities:
Gallery Gold acquisition costs, net of cash acquired	(1,024)	-	(3,170)	-
(note 1)
Mining interests	(1,872)	(2,805)	(2,533)	(6,223)
Development	(3,183)	-	(4,106)	-
Note receivable	2,324	806	4,475	734
Distributions received from working interests	6,275	-	12,550	-
Short term deposits	(16,323)	-	(15,835)	-
Gold bullion royalties	(112)	(169)	(124)	(381)
Proceeds from sale of royalty interests (note 2)	13,850	-	13,850	-
Other assets	(370)	(138)	(426)	(142)
	(435)	(2,306)	4,681	(6,012)
Increase in cash and cash equivalents	1,517	4,042	25,119	2,755
Cash and cash equivalents, beginning of period	69,136	36,093	45,534	37,380
Cash and cash equivalents, end of period	$70,653	$40,135	$70,653	$40,135

Supplemental cash flow information:
Interest paid	$1,924	$47	$2,670	$47
Income taxes	4,991	1,186	8,120	2,122

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States dollars except per share data)

The interim consolidated financial statements of IAMGOLD Corporation (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada, except they do not contain all the disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2005. The results of operations for the six-month period are not necessarily indicative of the results to be expected for the full year.

1. Acquisition:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef development project in Tanzania. The purchase price has been determined to be $202.3 million, including acquisition expenses of $2.5 million and the purchase of GGL common share options for $2.4 million.

The acquisition has been accounted for under the purchase method. The preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date is set out below:

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$971
Accounts receivable and other	3,506
Inventories and stockpiles	13,932
Marketable securities	472
Mining interest	13,568
Exploration and development	96,582
Other assets	1,377
Goodwill	71,991
Accounts payable and other liabilities	(11,186)
Loans payable	(16,589)
Forward sales liability	(56,107)
Gold call option	(3,604)
Asset retirement obligation	(2,506)
Future tax liability	(32,178)
$202,329
Consideration paid:
Issue of 26,221,468 common shares of the Company	$197,448
Settlement of GGL common share options	2,402
Cost of acquisition	2,479
$202,329

The forward sales liability is amortized and recorded as gold revenue when the forward sales contract is settled.

2. Royalty Sale:

On April 25, 2006, the Company closed a transaction with Battle Mountain Gold Exploration Corp. (“BMGX”) whereby the Company sold a portfolio of gold royalties to that corporation. The portfolio included royalties on the Williams, El Limon, Don Mario and Joe Mann mines and the Dolores development project. Total consideration for the sale was $21.9 million, consisting of $13.9 million in cash, 12 million common shares of BMGX valued at $6 million and a $2.0 million debenture of a 100% owned subsidiary of BMGX convertible into common shares of BMGX. The common shares carry certain restrictions as to their resale and have been recorded in marketable securities. The debenture has a term of two years, carries an interest rate of 6%, is convertible into BMGX shares at a rate of $0.50 per share and has been recorded in long-term receivables.

Goodwill attributable to the royalties sold of $12.9 million was written off at the time of the sale, resulting in a net after tax gain of $0.6 million on the sale of the royalties.

3. Cash and Cash Equivalents:

	June 30, 2006	December 31, 2005
Corporate	$59,282	$37,576
Joint ventures	11,371	7,958
	$70,653	$45,534

4. Gold Bullion:

As at June 30, 2006, the Company held 148,625 ounces of gold bullion at an average cost of $329 per ounce for a total cost of $48.9 million. The market value of this gold bullion, based on the market close price on June 30, 2006 of $614 per ounce was $91.2 million.

5. Loans Payable:

(a)	The Yatela loan (December 31, 2005-$6.9 million) was repaid in June 2006.

(b)	The Mupane loan of $16.2 million, acquired from GGL, was repaid in June 2006.

6. Share Capital:

(a) Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2005	147,648,127	$352,606
Shares issued on acquisition of GGL (note 1)	26,221,468	197,448
Exercise of options	1,905,234	10,372
Share bonus issued	14,330	122
Share purchase plan	14,867	118
Issued and outstanding, June 30, 2006	175,804,026	$560,666

(b) Stock-based compensation:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of June 30, 2006 and changes during the six months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, January 1, 2006	4,076,242	$6.62
Granted	1,455,000	10.63
Exercised	(1,905,234)	5.71
Forfeited	(21,666)	9.44
Outstanding, June 30, 2006	3,604,342	$8.70
Options exercisable, June 30, 2006	1,601,842	$7.00

The fair value of the options granted in 2006 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a weighted average risk-free interest rate of 5%, dividend yield of 1%, a weighted average volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years and recorded as stock-based compensation within shareholders’ equity. As options are exercised, these corresponding values are transferred to the common share account within shareholders’ equity. For the six months ended June 30, 2006, $1.1 million was recorded as compensation expense.

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005. $0.06 million was recorded as compensation expense and 14,867 restricted common shares were issued to employees during the six months ended June 30, 2006. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. The Company awarded share bonuses totaling 6,940 shares for the six months ended June 30, 2006 to non-executive board members and recorded $0.1 million as compensation expense. The Company awarded 22,172 restricted common shares with a value of Cdn$0.2 million in 2004 and 77,700 restricted common shares with a value of Cdn$0.8 million in 2006 which are to be issued over a three-year vesting period, of which 7,390 shares were issued and $0.2 million was recorded as compensation expense for the six months ended June 30, 2006.

7. Segmented Information:

(a)	The preliminary allocation of the Company’s assets, liabilities, revenue and expenses to the appropriate reporting segments identified by the Company is as follows:

June 30, 2006	Mali	Ghana	Botswana

				Exploration and Development	Corporate	Total
Cash and gold bullion	$11,371	$-	$6,020	$1,981	$131,903	$151,275
Other current assets	35,060	-	6,311	534	1,438	43,343
Long-term assets	93,431	-	181,868	94,775	98,576	468,650
Long-term assets related to working interests		147,680	-	-	-	147,680
	$139,862	$147,680	$194,199	$97,290	$231,917	$810,948
Current liabilities	$20,902	$-	$22,661	$2,227	$2,788	$48,578
Long-term liabilities	8,046	-	48,954	32,157	4,190	93,347
	$28,948	$-	$71,615	$34,384	$6,978	$141,925

				Exploration and
December 31, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Cash and gold bullion	$7,958	$-	$-	$688	$101,551	$110,197
Other current assets	30,547	-	-	385	2,160	33,092
Long-term assets	102,007	-	-	962	70,805	173,774
Long-term assets related to working interests		151,922	-	-	-	151,922
	$140,512	$151,922	$-	$2,035	$174,516	$468,985
Current liabilities	$15,867	$-	$-	$596	$12,299	$28,762
Long-term liabilities	14,461	-	-	-	14,760	29,221
	$30,328	$-	$-	$596	$27,059	$57,983

				Exploration and
Three months ended June 30, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$56,177	$-	$14,351	$-	$1,427	$71,955
Earnings from working interests	-	8,012	-	-	-	8,012
Operating costs of mine	21,417	-	9,479	-	-	30,896
Depreciation, depletion and amortization	7,401	-	4,243	-	733	12,377
Exploration expense	55	-	60	2,425	-	2,540
Other expense	(421)	-	82	56	3,450	3,167
Interest and investment expense (income), net	(1,600)	-	28	(11)	(1,832)	(3,415)
Income taxes	5,086	-	(412)	-	(110)	4,564
Net earnings (loss)	$24,239	$8,012	$871	$(2,470)	$(814)	$29,838

				Exploration and
Three months ended June 30, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$27,265	$-	$-	$-	$2,274	$29,539
Earnings from working interests	-	3,535	-	-	-	3,535
Operating costs of mine	17,453	-	-	-	-	17,453
Depreciation, depletion and amortization	4,894	-	-	-	1,326	6,220
Exploration expense	181	-	-	3,489	-	3,670
Other expense	138	-	-	10	1,512	1,660
Interest and investment expense (income), net	1,149	-	-	(3)	(116)	1,030
Income taxes	854	-	-	-	(188)	666
Net earnings (loss)	$2,596	$3,535	$-	$(3,496)	$(260)	$2,375

				Exploration and
Six months ended June 30, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$98,928	$-	$14,351	$-	$3,157	$116,436
Earnings from working interests	-	16,813	-	-	-	16,813
Operating costs of mine	40,071	-	9,479	-	-	49,550
Depreciation, depletion and amortization	13,506	-	4,243	-	1,631	19,380
Exploration expense	209	-	60	3,714	-	3,983
Other expense	1,485	-	82	70	6,256	7,893
Interest and investment expense (income), net	(1,692)	-	28	(11)	(2,284)	(3,959)
Income taxes	8,104	-	(412)	-	(979)	6,713
Net earnings (loss)	$37,245	$16,813	$871	$(3,773)	$(1,467)	$49,689

				Exploration and
Six months ended June 30, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$54,495	$-	$-	$-	$4,537	$59,032
Earnings from working interests	-	9,257	-	-	-	9,257
Operating costs of mine	34,939	-	-	-	-	34,939
Depreciation, depletion and amortization	9,621	-	-	-	2,488	12,109
Exploration expense	244	-	-	4,646	-	4,890
Other expense	274	-	-	9	3,310	3,593
Interest and investment expense (income), net	1,916	-	-	(7)	(202)	1,707
Income taxes	1,604	-	-	-	(671)	933
Net earnings (loss)	$5,897	$9,257	$-	$(4,648)	$(388)	$10,118

(b)	The Company’s share of mining asset additions at its joint ventures for the six months ended June 30, 2006 is $1.9 million (2005 - $6.2 million).

The preliminary allocation of the goodwill arising from the acquisition of GGL to the Botswana and the exploration and development reporting segments is $38.3 million and $33.7 million respectively.

(c)
The Company’s $11.4 million share of cash at June 30, 2006 (December 31, 2005 - $7.9 million) in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows for the period ended June 30, 2006 is as follows:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash flows from (used in) operations	27,243	5,306	$44,397	$14,030
Cash flows from (used in) financing	(5,059)	(1,703)	(8,034)	(1,707)
Cash flows from (used in) investments	1,113	(1,999)	2,603	(5,489)